

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 17, 2014

Via E-mail
Laurence N. Charney
Chairman of the Audit Committee
Kenon Holdings Ltd.
One Marina Boulevard #28-00,
Singapore 018989

> **Re:** **Kenon Holdings Ltd.**
> **Draft Registration Statement on Form 20-F**
> **Submitted June 20, 2014**
> **CIK No. 0001611005**

Dear Mr. Charney:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. We note that the spin-off is contingent upon the approval of the general meeting of IC's shareholders. We also note that IC does not wholly own some of the subsidiaries subject to the spin-off. Please provide us your analysis explaining why you should not be required to register the spin-off pursuant to the Securities Act of 1933 and Rule 145(a)(3) in light of these factors. Please refer to our guidance set forth in Part 5 of Staff Legal Bulletin No. 4. Please include in your response a reference to all guidance that you believe to be applicable, including any relevant no-action letters.

2. With respect to each business that you own, please tell us whether IC formed the business or acquired it from a third party. In this regard, please explain whether the parent company has owned for at least a year, on a consolidated basis, substantially all of the assets that will constitute the spun-off company.

3. We note your statement in the letter to us dated March 27, 2014 that you will provide a shareholder circular to be distributed to IC shareholders in connection with the extraordinary general meeting of IC shareholders for the approval of the spin-off which will contain information that substantially complies with the disclosure requirements of Regulation 14A under the Exchange Act. Please tell us why the shareholder circular or similar information statement has not been filed as an exhibit with the registration statement which comports with our guidance set forth in Staff Legal Bulletin No. 4.

4. We note from the website of ZIM Integrated Shipping Services Ltd. that its vessel Jan S called on Havana, Cuba, in May and June 2014. Also, it appears from the website of Chery Automobile Co., Ltd., your partner in the Qoros Automotive Co., Ltd. joint venture, that Chery Automobile Co., Ltd. sells vehicles in Cuba, Iran, Sudan and Syria. Cuba, Iran, Sudan and Syria are designated as state sponsors of terrorism by the U.S. Department of State and are subject to U.S. economic sanctions and export controls. You do not include disclosure in the Form 20-F about contacts with Cuba, Iran, Sudan or Syria. Please describe to us the nature and extent of any past, current and anticipated contacts with Cuba, Iran, Sudan and Syria, whether through direct or indirect arrangements. You should describe any goods, technology or services you have provided into Cuba, Iran, Sudan or Syria, directly or indirectly, and any agreements, arrangements or other contacts you have had with the governments of those countries or entities they control.

5. Please discuss the materiality of any contacts with Cuba, Iran, Sudan and Syria you describe in response to the comment above, and whether the contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets and liabilities associated with Cuba, Iran, Sudan and Syria for the last two fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Iran, Sudan or Syria.

6. In light of the anticipated restructuring of ZIM, and the fact that you expect to own only 32% of the restructured entity and will account for your investment in ZIM as a discontinued operation, we believe that it would be appropriate to provide pro forma financial information reflecting this transaction in accordance with Regulation S-X, Rule 11-01(4) or explain why you believe such information is not required.

Market and Industry Data, page 6

7. We note the statement that "the market statistics included in this registration statement should be viewed with caution and no representation or warranty is given by us as to their accuracy." Please revise to clarify that you believe and act as though all information presented in the registration statement is accurate.

Information Regarding Tower, page 6

8. We note the statement in the first paragraph that "[a]ny information related to Tower contained, or referred to, in this registration statement is for informational purposes only." Please revise to clarify that you are providing disclosure regarding Tower to meet your obligations under the Exchange Act.

Special Note Regarding Forward-Looking Statements, page 7

9. Please remove reference to the safe harbors of the Private Securities Litigation Reform Act, as these apply only to an issuer that, at the time that the statement is made, is subject to the reporting requirements of section 13(a) or section 15(d) of the Securities Exchange Act of 1934.

Information on Business Segments, page 12

10. We note from your disclosure on page 14 that you disclose the non-GAAP financial measures Proportionate EBITDA, Net Debt, and Proportionate Net Debt. Please revise to include disclosure of the reasons why management believes these non-GAAP financial measures are useful to investors regarding your financial condition and results of operations. See Item 10(e) of Regulation S-K.

Capitalization, page 16

11. We note your disclosure that the capitalization table sets forth your consolidated pro forma capitalization and indebtedness as of March 31, 2014. In light of the fact that you disclose on page 172 and elsewhere that in connection with the spin-off you will receive cash from IC, in the form of a debt and/or equity contribution, we believe that your capitalization table should be revised to include an "as adjusted" column which reflects this loan or equity contribution from IC. Please revise accordingly.

Risk Factors, page 16

12. We note that you plan to apply for listing on the New York Stock Exchange or the NASDAQ Global Market. If you intend to rely on exchange rules that permit foreign private issuers to follow their home country requirements to some extent concerning corporate governance issues, then provide a risk factor that discloses this reliance and describes the corporate governance matters affected.

Kenon will have obligations owing to IC, which could be substantial, page 17

13. It appears that IC will enter into a term loan with you and that you may assume certain liabilities with respect to Qoros' debt obligations. Please revise to disclose the terms of the term facility and the arrangements to assume the liabilities of IC.

Significant raw material shortages, supplier capacity constraints, page 23

14. We note the disclosure that you rely on certain sole suppliers. Please revise to identify each sole- or single-source supplier and the products or components supplied.

IC Power could face risks in connection with the disposals of its interests, page 36

15. Please revise to state what additional steps remain in the Peruvian antitrust regulatory approval process, if known.

ZIM is in the process of restructuring its debts, page 45

16. We note that "[a]s of December 31, 2013, ZIM [wa]s not in compliance with the financial covenants relating to substantially all of its outstanding long-term debt obligations and liabilities." Please revise to provide quantitative disclosure describing each covenant subject to recent noncompliance or waiver and state in quantitative terms the extent of such noncompliance with respect to each covenant.

The container shipping market is dynamic and volatile, page 46

17. Please revise the second to last paragraph to disclose the high and low spot market prices over the last 10 years and where spot market rates currently stand. This will help put the volatility into perspective.

Labor disruptions could have an adverse effect, page 48

18. We note reference to strikes and labor disputes in April and May of 2014, and the "unstable" labor relationship between ZIM and its union. Please revise to describe the current status of ZIM's labor relations.

ZIM has entered into transactions, page 51

19. Please refrain from referring to the terms of related-party transactions as "arm's length" as such transactions, by their nature, are not arm's length.

Information on the Company, page 71

20. Please remove references to IC Power's "proven track record" as this suggests a guarantee of future performance. In addition, please remove other references to its "track record" or balance each of these statements to clarify that you are not guaranteeing future performance.

History and Development of the Company, page 71

Background to and Purpose of the Spin-Off, page 71

21. You state that you intend to operate the businesses with a view to "maximizing value for [y]our shareholders and providing investors with direct access to investments in [y]our primary businesses in the near to medium term." We also note your statement on page 76 that you were established to operate your collection of businesses and to optimize your "investments." Please revise this section to further explain and describe the business purpose of the spin-off. In this regard, we note on page 57 that "[n]either Primus nor HelioFocus have commenced commercial operation." Please also explain to us the business purpose of including these entities as part of the spun-off entity.

22. Please consider including an organizational chart reflecting the pre- and post-spin-off ownership structure for you and your affiliates.

Mechanics of the Spin-Off, page 71

23. Please revise to explain what you mean by "shareholders who have no personal interest in the spin-off" in the sixth paragraph.

24. In this regard, we note that Millenium Investments Elad Ltd. owns approximately 46.94% of IC's shares. Please tell us whether Millenium Investments Elad Ltd. is considered to have a "personal interest in the spin-off."

25. We note the statement that you will concurrently list your ordinary shares on TASE. However, you state in your letter to us dated March 27, 2014 that you do not intend to list on TASE. Please clarify or advise.

Separation and Distribution Agreement, page 72

26. Please revise to include, if applicable, a description of the conditions to the distribution to IC shareholders.

Representations and Warranties, page 72

27. We note that IC intends to transfer the assets on an "as is" and "where is" basis. Please further explain whether the parties will retain the liabilities and defenses pertaining to the assets.

Business Overview, page 73

28. Please revise to further clarify what you mean in the first paragraph that you intend to "distribute or monetize" your interests other than IC Power, including what plans you have in this regard.

29. We note the statement on page 73 that "Millenium… has indicated that it (or its successors) intends to be a long-term holder of our ordinary shares." Please balance this statement to state whether Millenium has any contractual obligation to do so.

Highlights of our Primary Businesses, page 74

IC Power, page 74

30. Please balance the statement on page 75 that "IC Power typically enters into long-term capacity and energy agreements with customers with strong credit profiles" to state for example that the Bolivian government may nationalize your assets and that you have experienced significant payment delays in the Dominican Republic. Please also revise similar statements elsewhere.

Our Businesses and Associated Companies, page 77

IC Power, page 78

IC Power's Strengths, page 81

31. Please briefly explain what are "greenfield development projects."

IC Power's Description of Operations, page 88

CDA, page 90

32. We note the claim requesting an extension of time and increase in total price for the project and your pending answer and possible negotiations. In light of this, please revise the fourth paragraph to state whether construction on the project is currently taking place and on schedule.

Dominican Republic, page 92

33. Please revise to briefly discuss the payment delays that CEPP experienced and whether it has materially affected CEPP.

Bolivia, page 93

34. Please revise to briefly discuss here the steps that the Bolivian government may be taking towards nationalizing COBEE, or please advise why this is not appropriate.

IC Power's Legal Proceedings, page 103

35. Please revise to disclose here the CDA project claim discussed on page 90 or please advise.

Qoros, page 108

Qoros' Strengths, page 109

Supportive and committed shareholders, page 111

36. We note that as of March 31, 2014, IC and Wuhu Chery contributed cash to Qoros which you expect to convert into equity upon the satisfaction of certain conditions. Please explain how this relates to you and clarify whether you will receive the equity.

Qoros' Strategies, page 111

Successfully launch Qoros' commercial sales, page 111

37. Please revise to disclose here the number of Qoros 3 sedans Qoros has manufactured to date and the number sold.

Efficiently scale production capacity, page 112

38. We note the reference to the expansion of vehicle manufacturing capability to 440 thousand units at Qoros' facility pending receipt of government approval. Please briefly balance the disclosure by explaining whether you have any immediate plans for expansion and whether you have submitted such plans for regulatory approval.

Overview of Chinese Passenger Vehicle Market, page 112

Rapid Economic and Purchasing Power Growth, page 112

39. Please balance the disclosure here to also disclose the changes in GDP and disposable income adjusted for inflation. Additionally, balance the statements by disclosing the recent slowing growth in GDP in China.

Qoros' Description of Operations, page 115

Qoros' Product Sourcing and Suppliers, page 117

40. Please revise the third paragraph to explain how Qoros uses "managed outsourcing" to develop its vehicles and whether Qoros materially relies on third-party parties to develop its vehicles.

Qoros' Legal Proceedings, page 121

V Cars LLC Proceedings, page 121

41. Please revise the last sentence to state whether any of your subsidiaries are a party to any of the proceedings or whether Qoros or any of your subsidiaries could ultimately face liability for this matter.

ZIM, page 121

42. Please revise to define "out-of-gauge cargo."

Chartered Vessels, page 130

43. For each vessel listed in the charts on pages 130-132, please revise to describe whether the vessel operates under a charter agreement or spot market. Also revise, if applicable, to include names of the vessels.

44. Please revise the last paragraph on page 132 to describe the material terms of the charter agreements to include the related expiration dates. Also clarify that the 61 chartered vessels are operated under lease arrangements and brief describe the operating leases here.

Item 5. Operating and Financial Review and Prospects

Overview of Financial Information Presented, page 149

45. In the tables on pages 150 and 151, we note your presentation of EBITDA immediately following revenue. In accordance with Regulation S-K, Item 10(e), please revise your tables to present recognized IFRS measures with greater

prominence than any items not recognized under IFRS. Please make similar revisions to your tables throughout the document, such as on page 165.

Material Factors Affecting Results of Operations, page 152

Certain Singapore Tax Implications for Kenon, page 152

46. We note your disclosure that Kenon would be subject to Singapore income tax on income accruing in or derived from Singapore on foreign-sourced income received from outside Singapore. Please expand your disclosure to explain how you expect these tax implications to impact Kenon, including any resulting effect on your operations. For example, as it appears that none of your businesses conduct their operations in Singapore, explain the impact to your business if you are not able to repatriate earnings from your businesses outside of Singapore. In this regard, please tell us the circumstances under which your operations would be subject to Singapore corporate taxes. In addition, explain how you have accounted for any Singapore corporate taxes in your financial statements.

47. We note your disclosure on page F-11 that you have identified the recoverable amount of non-financial assets and cash generating units as an area requiring significant use of estimates and judgment under IFRS and that in your disclosure of critical accounting policy estimates you have identified your impairment test of ZIM. Please expand your disclosure in the notes to the financial statements to provide greater specificity as to the nature of the estimate and the judgments required by the type of non-financial assets and the composition of your cash generating units. See guidance in paragraphs 122 and 125 of IAS 1.

48. In addition please expand your discussion of critical accounting policy estimates to address non-financial assets and cash generating units other than vessels and containers. We note that those assets appear to represent a significant portion of the total property, plant and equipment balance, which was approximately 65% of total assets at December 31, 2013. Please consider providing information about the factors you consider when evaluating these assets for impairment, in particular other significant fixed assets such as installations, machinery and equipment, that addresses the following:
- Types of assumptions underlying the most significant and subjective estimates;
- Sensitivity of those estimates to deviations of actual results from management's assumptions; and
- Circumstances that have resulted in revised assumptions in the past.

Refer to SEC Interpretive Release No. 33-8350 (i.e. FR-72).

Critical Accounting Policies and Significant Estimates, page 160

Impairment Test of ZIM, page 161

49. We note you have performed an impairment test on your CGU and have concluded that the aggregate recoverable amount of your CGU was higher than the carrying amount of your CGU, and as a result, no impairment was recognized. Please supplementally provide us a table which lists the build date, acquired date and carrying amount by vessel as of December 31, 2013. In addition, please supplementally provide a list of any vessel whose carrying amount was in excess of the market value, if applicable as of December 31, 2013, which indicates the carrying amount and recoverable amount of those vessels. Please note that this list does not have to name the specific vessel. Also, please revise your disclosure within the Critical Accounting Policies and Significant Estimates section to state the aggregate amount by which the carrying amount of those vessels exceeded their estimated market values. This additional disclosure will provide investors with an indication of the estimated magnitude of the potential aggregate impairment charge related to these vessels, as of December 31, 2013, if you decided to sell all of such vessels. Also disclose the circumstances under which you would be required to record an impairment loss for those vessels with a carrying value in excess of their estimated fair market values along with the corresponding accounting treatment.

Operating Results, page 164

50. We note that your Critical Accounting Policies and Significant Estimates section and the notes to the financial statements disclose your revenue recognition policies related to the sale of electricity and voyages and accompanying services. In light of the potential changes to your business that may occur with the restructuring of ZIM, we believe it would be useful to investors to disclose your revenue recognition policy for the sale of biodiesel and other products. In this regard, although it appears from your disclosure in Note 21 that these products only contributed 5% to your revenue recognized in 2013, it will represent a more significant portion of revenue assuming that the ZIM restructuring is approved and ZIM is accounted for as an equity method affiliate. Please revise accordingly.

Selling, General and Administrative, page 169

51. We note from your disclosure on page 169 in MD&A that IC Power's selling, general and administrative expenses increased in part due to a $.8 million increase in stock option expense. We also note from your disclosure on page 191 that Kenon has obligations for cash payments under a stock option plan. In light of the fact that there does not appear to be disclosure of any existing stock option plans in the notes to the financial statements, please explain to us the nature of this stock option expense and tell us how any allocations of this expense from your parent, IC, were calculated or determined. Also, if there are any stock

options or other equity based compensation related to the Group that will continue to be outstanding at the time of the spin-off transaction, please tell us, and revise MD&A and the notes to the financial statements to disclose the nature and terms of the equity based compensation arrangements.

Liquidity and Capital Resources, page 172

Kenon's Commitments and Obligations, page 173

52. We note your disclosure that in connection with the consummation of the spin-off, IC will contribute cash to Kenon which will be in the form of a contribution to equity and a loan from IC to Kenon, the terms of which have not yet been determined. If the terms of this loan are determined prior to the effectiveness of this filing, please revise this section of MD&A to disclose the nature and amount of the significant terms of this loan.

ZIM's Liquidity and Capital Resources, page 181

ZIM's Restructuring Plan, page 182

53. We note on page 183 that holders of the "deficiency claim" will receive ZIM's shares equal to approximately 68% of ZIM's issued share capital. Please describe to us the extent to which any of these holders are affiliates of IC.

54. We note the disclosure on page 183 which states that in connection with the ZIM restructuring, IC will make certain capital contributions to ZIM. It appears that the restructuring and spin-off are related. Please tell us whether either transaction is contingent upon the other.

Trend Information, page 188

55. We note your disclosure of tables setting forth certain financial information from the financial statements of IC Power, ZIM and Qoros for the three months ended March 31, 2014. Please revise to clearly disclose that these amounts are unaudited.

Directors, Senior Management and Employees, page 193

Senior Management, page 193

56. Please tell us when you plan to appoint your executive officers.

Major Shareholders, page 197

57. Please state the number of record holders in the United States and the corresponding percentage of your outstanding stock currently held in the United States. See Item 7.A.2 of Form 20-F.

Shareholder Meetings, page 202

58. Please make clear the minimum number of days that notice is required to be provided to shareholders.

Exhibits, page 224

59. Please file the following agreements as exhibits to your next amendment or provide us a brief analysis as to why this is not necessary:
   • Separation and Distribution Agreement;
   • Agreement regarding the sale of Edegel;
   • Loan from IC to Kenon to be made in connection with the spin-off;
   • All material credit agreements including those related to IC Power's $2.0 billion of outstanding indebtedness, ZIM's $2.4 billion of outstanding indebtedness, Qoros outstanding indebtedness of $709 million, and Tower indebtedness of $588 million;
   • Material agreements between Qoros and Magna Steyr;
   • Shareholders agreements such as the agreements granting protective minority rights to Kallpa's minority shareholder and OPC's minority shareholder;
   • CDA EPC Contract;
   • ZIM's joint ownership and operating lease agreements; and
   • Consulting agreements between you and certain of your executive officers.

60. We note your confidential treatment request application regarding Exhibit 4.5. We will respond to your application under separate cover.

Financial Statements

61. We note that you have included the audited financial statements of Kenon Holdings, Carve-Out. In light of the fact that the registrant, Kenons Holdings Ltd. appears to have been formed in 2014, please include audited financial statements of the registrant.

Note 10. Associated Companies, page F-30

(C) Additional Information, page F-31

62. We note your disclosure that in the second and third quarters of 2013 ZIM signed agreements for the sale of holdings in companies previously accounted for as

equity method affiliates, and recognized gains of $10 million and $33 million, respectively. We also note your disclosure in Note 10 and 24 that you recognized these amounts in other income, which is a component of operating loss, on the statements of income. Please explain to us why you believe it is appropriate to present the gains related to these transactions as a component of operating loss/income. We believe that although IAS 1 allows additional line items, headings and subtotals in the statement presenting profit or loss and other comprehensive income when such presentation is relevant to an understanding of the entity's financial performance, paragraph BC56 of IAS 1 indicates that if an operating profit subtotal is presented, the amount disclosed for such a subtotal should be representative of activities that would normally be regarded as 'operating'. Please advise or revise to remove these gains from your operating loss subtotal.

Note 24. Other Income, page F- 65

63. We note that within the Other Income line item on the statements of income, for the years ended December 31, 2013 and 2012, you recognized $12 million and $9 million of "other income", respectively. Please explain to us the nature of this other income and tell us why you believe it is appropriately classified as part of operating loss.

Note 25. Financing Income (Expenses), Net, page F-65

64. We note that financing expenses include $19 million of "other expenses" in the year ended December 31, 2013. Please explain to us the nature of these expenses and specifically tell us why you believe these expenses are appropriately presented as non-operating expenses.

Note 27. Segment Information, page F-68

65. We note that your "other" segment includes the consolidated results of Primus and Petrotec, as well as equity method investments such as Qoros and Tower. For example, we noted the following:
   - Qoros appears to have contributed more than 10% to your total loss for 2013. Refer to paragraph 11 of IFRS 8.
   - Qoros also appears to meet the characteristics of an operating segment in paragraph 5 of IFRS 8.
   - You disclose on pages 74 and 148 that Qoros and IC Power are each one of your primary businesses.
   - It appears that Qoros may meet the quantitative thresholds set forth in paragraph 13 of IFRS 8, in that your share in loss from associates related to Qoros, as recognized in the 2013 statements of income, appears to be greater than 10% of the total loss for the year.

Please tell us your basis under IFRS 8 why Qoros has not been presented as a reportable segment, or alternatively, please revise your disclosure in Note 27 and MD&A to present Qoros as a separate reportable segment.

Independent auditors' report to the board of directors of Qoros Automotive Co., Ltd., page F-87

66. The auditor's report does not contain the signature of the independent auditor. Please advise your independent auditors that they must refile their report with a proper signature.

General

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Kristin Shifflett at (202) 551-3381 or Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at (202) 551-3859 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Via E-mail
        James McDonald, Esq.